IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



RECD S.E.C.
MAY 2 9 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



03020755

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for May 29, 2003	333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 3 0 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MAY 29TH, 2003.

CWMBS, INC.

By: 
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by MORGAN STANLEY & CO. INCORPORATED	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MORGAN STANLEY & CO. INCORPORATED.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-20
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-20

cwhl0320-grp3-final -- IIIA5

Morgan Stanley

Balance	$50,000,000.00	Delay	24	WAC	5.387835806
Coupon	3.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-27	3.55	3.48	3.40	3.37	3.34	3.28	3.18	3.13
100-31	3.52	3.44	3.36	3.32	3.29	3.22	3.11	3.06
101-03	3.49	3.41	3.32	3.28	3.24	3.17	3.04	2.99
101-07	3.47	3.37	3.28	3.23	3.19	3.11	2.97	2.91
101-11	3.44	3.34	3.23	3.18	3.14	3.05	2.91	2.84
101-15	3.42	3.30	3.19	3.14	3.09	3.00	2.84	2.77
101-19	**3.39**	**3.27**	**3.15**	**3.09**	**3.04**	**2.94**	**2.77**	**2.70**
101-23	3.36	3.24	3.11	3.05	2.99	2.88	2.70	2.62
101-27	3.34	3.20	3.06	3.00	2.94	2.83	2.64	2.55
101-31	3.31	3.17	3.02	2.95	2.89	2.77	2.57	2.48
102-03	3.29	3.13	2.98	2.91	2.84	2.72	2.50	2.41
102-07	3.26	3.10	2.94	2.86	2.79	2.66	2.43	2.33
102-11	3.23	3.07	2.90	2.82	2.74	2.60	2.37	2.26
WAL	**5.41**	**4.00**	**3.16**	**2.88**	**2.65**	**2.32**	**1.91**	**1.78**
Mod Dum	**4.70**	**3.60**	**2.91**	**2.67**	**2.47**	**2.18**	**1.82**	**1.69**
Principal Window	**Jun03 - May15**	**Jun03 - Dec12**	**Jun03 - Jul10**	**Jun03 - Aug09**	**Jun03 - Dec08**	**Jun03 - Jan08**	**Jun03 - Dec06**	**Jun03 - Aug06**
Principal # Months	**144**	**115**	**86**	**75**	**67**	**58**	**43**	**39**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.1162	1.06738	1.07316	1.32164	1.61691	2.29104	3.31381 4

5/27/2003 10:28 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA5

Morgan Stanley

Balance	$50,000,000.00	Delay	24	WAC	5.387835806
Coupon	3.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800

5/27/2003 10:28 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA5

Morgan Stanley

Balance	$25,000,000.00	Delay	24	WAC	5.981348546
Coupon	4.800	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-24	4.71	4.56	4.37	4.37	4.30	4.24	4.24	4.21
100-28	4.69	4.52	4.31	4.31	4.24	4.17	4.17	4.13
101-00	4.67	4.49	4.26	4.26	4.18	4.10	4.10	4.06
101-04	4.66	4.46	4.20	4.20	4.11	4.03	4.03	3.98
101-08	4.64	4.42	4.15	4.15	4.05	3.96	3.96	3.91
101-12	**4.63**	**4.39**	**4.09**	**4.09**	**3.99**	**3.89**	**3.89**	**3.83**
101-16	4.61	4.36	4.04	4.04	3.93	3.82	3.82	3.76
101-20	4.59	4.32	3.98	3.98	3.86	3.75	3.75	3.69
101-24	4.58	4.29	3.93	3.93	3.80	3.68	3.68	3.61
101-28	4.56	4.25	3.87	3.87	3.74	3.61	3.61	3.54
102-00	4.55	4.22	3.82	3.82	3.68	3.54	3.54	3.47
WAL	**9.72**	**4.16**	**2.41**	**2.41**	**2.10**	**1.87**	**1.87**	**1.77**
Mod Dum	**7.58**	**3.66**	**2.23**	**2.23**	**1.96**	**1.75**	**1.75**	**1.66**
Principal Window	**Jun03 - Jan15**	**Jun03 - May10**	**Jun03 - Jan07**	**Jun03 - Jan07**	**Jun03 - Aug06**	**Jun03 - Apr06**	**Jun03 - Apr06**	**Jun03 - Jan06**
Principal # Months	**140**	**84**	**44**	**44**	**39**	**35**	**35**	**32**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:58 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ity are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY

cwhl0320-grp1-final -- IA4

Morgan Stanley

Balance	$12,500,000.00	Delay	24	WAC	5.981348546
Coupon	5.150	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14+	5.38	5.40	5.43	5.44	5.46	5.51	5.61	5.67
97-18+	5.37	5.38	5.41	5.43	5.45	5.49	5.59	5.64
97-22+	5.36	5.37	5.40	5.42	5.44	5.47	5.56	5.61
97-26+	5.35	5.36	5.39	5.40	5.42	5.46	5.54	5.59
97-30+	5.34	5.35	5.38	5.39	5.41	5.44	5.52	5.56
98-02+	**5.33**	**5.34**	**5.36**	**5.38**	**5.39**	**5.42**	**5.49**	**5.53**
98-06+	5.32	5.33	5.35	5.36	5.38	5.40	5.47	5.51
98-10+	5.31	5.32	5.34	5.35	5.36	5.39	5.45	5.48
98-14+	5.30	5.31	5.33	5.34	5.35	5.37	5.42	5.46
98-18+	5.29	5.30	5.31	5.32	5.33	5.35	5.40	5.43
98-22+	5.28	5.29	5.30	5.31	5.32	5.34	5.38	5.40
WAL	**23.82**	**19.72**	**15.31**	**13.54**	**12.05**	**9.72**	**6.76**	**5.77**
Mod Durn	**12.87**	**11.70**	**10.06**	**9.29**	**8.57**	**7.33**	**5.51**	**4.83**
Principal Window	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - Mar32**
Principal # Months	**324**	**324**	**324**	**324**	**324**	**324**	**324**	**310**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:42 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA4

Morgan Stanley

Balance	$12,500,000.00	Delay	24	WAC	5.981348546
Coupon	5.150	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-16+	5.37	5.39	5.42	5.44	5.46	5.50	5.60	5.65
97-20+	5.36	5.38	5.41	5.42	5.44	5.48	5.57	5.63
97-24+	5.35	5.37	5.39	5.41	5.43	5.47	5.55	5.60
97-28+	5.34	5.36	5.38	5.40	5.41	5.45	5.53	5.57
98-00+	5.33	5.35	5.37	5.38	5.40	5.43	5.51	5.55
98-04+	**5.32**	**5.34**	**5.36**	**5.37**	**5.38**	**5.41**	**5.48**	**5.52**
98-08+	5.31	5.32	5.34	5.36	5.37	5.40	5.46	5.49
98-12+	5.30	5.31	5.33	5.34	5.35	5.38	5.44	5.47
98-16+	5.29	5.30	5.32	5.33	5.34	5.36	5.41	5.44
98-20+	5.28	5.29	5.31	5.32	5.32	5.34	5.39	5.42
98-24+	5.27	5.28	5.29	5.30	5.31	5.33	5.37	5.39
WAL	**23.82**	**19.72**	**15.31**	**13.54**	**12.05**	**9.72**	**6.76**	**5.77**
Mod Durn	**12.88**	**11.71**	**10.07**	**9.29**	**8.57**	**7.33**	**5.51**	**4.83**
Principal Window	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - Mar32**
Principal # Months	**324**	**324**	**324**	**324**	**324**	**324**	**324**	**310**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve

Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:44 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to [illegible] this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend [illegible] and that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA4

Morgan Stanley

Balance	$12,500,000.00	Delay	24	WAC	5.981348546
Coupon	5.150	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-23	5.36	5.37	5.40	5.42	5.43	5.47	5.56	5.61
97-27	5.35	5.36	5.39	5.40	5.42	5.45	5.54	5.58
97-31	5.34	5.35	5.37	5.39	5.40	5.44	5.51	5.56
98-03	5.33	5.34	5.36	5.37	5.39	5.42	5.49	5.53
98-07	5.32	5.33	5.35	5.36	5.37	5.40	5.47	5.50
98-11	**5.31**	**5.32**	**5.34**	**5.35**	**5.36**	**5.39**	**5.44**	**5.48**
98-15	5.30	5.31	5.32	5.33	5.34	5.37	5.42	5.45
98-19	5.29	5.30	5.31	5.32	5.33	5.35	5.40	5.43
98-23	5.28	5.29	5.30	5.31	5.32	5.33	5.38	5.40
98-27	5.27	5.27	5.29	5.29	5.30	5.32	5.35	5.37
98-31	5.26	5.26	5.27	5.28	5.29	5.30	5.33	5.35
WAL	**23.82**	**19.72**	**15.31**	**13.54**	**12.05**	**9.72**	**6.76**	**5.77**
Mod Durn	**12.89**	**11.72**	**10.08**	**9.29**	**8.58**	**7.34**	**5.51**	**4.84**
Principal Window	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - Mar32**
Principal # Months	**324**	**324**	**324**	**324**	**324**	**324**	**324**	**310**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:45 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA4

Morgan Stanley

```
Balance   $12,500,000.00   Delay           24           WAC   5.981348546
Coupon    5.150            Dated           05/01/2003   NET   5.719649
Settle    05/30/2003       First Payment   06/25/2003   WAM   359
```

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-31	5.34	5.35	5.37	5.39	5.40	5.44	5.51	5.56
98-03	5.33	5.34	5.36	5.37	5.39	5.42	5.49	5.53
98-07	5.32	5.33	5.35	5.36	5.37	5.40	5.47	5.50
98-11	5.31	5.32	5.34	5.35	5.36	5.39	5.44	5.48
98-15	5.30	5.31	5.32	5.33	5.34	5.37	5.42	5.45
98-19	**5.29**	**5.30**	**5.31**	**5.32**	**5.33**	**5.35**	**5.40**	**5.43**
98-23	5.28	5.29	5.30	5.31	5.32	5.33	5.38	5.40
98-27	5.27	5.27	5.29	5.29	5.30	5.32	5.35	5.37
98-31	5.26	5.26	5.27	5.28	5.29	5.30	5.33	5.35
99-03	5.25	5.25	5.26	5.27	5.27	5.28	5.31	5.32
99-07	5.24	5.24	5.25	5.25	5.26	5.27	5.28	5.30
WAL	**23.82**	**19.72**	**15.31**	**13.54**	**12.05**	**9.72**	**6.76**	**5.77**
Mod Dum	**12.91**	**11.73**	**10.08**	**9.30**	**8.58**	**7.34**	**5.51**	**4.84**
Principal Window	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - Mar32**
Principal # Months	**324**	**324**	**324**	**324**	**324**	**324**	**324**	**310**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:46 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA4

Morgan Stanley

Balance	$12,500,000.00	Delay	24	WAC	5.981348546
Coupon	5.150	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-24+	5.35	5.37	5.39	5.41	5.43	5.47	5.55	5.60
97-28+	5.34	5.36	5.38	5.40	5.41	5.45	5.53	5.57
98-00+	5.33	5.35	5.37	5.38	5.40	5.43	5.51	5.55
98-04+	5.32	5.34	5.36	5.37	5.38	5.41	5.48	5.52
98-08+	5.31	5.32	5.34	5.36	5.37	5.40	5.46	5.49
98-12+	**5.30**	**5.31**	**5.33**	**5.34**	**5.35**	**5.38**	**5.44**	**5.47**
98-16+	5.29	5.30	5.32	5.33	5.34	5.36	5.41	5.44
98-20+	5.28	5.29	5.31	5.32	5.32	5.34	5.39	5.42
98-24+	5.27	5.28	5.29	5.30	5.31	5.33	5.37	5.39
98-28+	5.26	5.27	5.28	5.29	5.29	5.31	5.34	5.36
99-00+	5.26	5.26	5.27	5.27	5.28	5.29	5.32	5.34
WAL	**23.82**	**19.72**	**15.31**	**13.54**	**12.05**	**9.72**	**6.76**	**5.77**
Mod Durn	**12.89**	**11.72**	**10.08**	**9.30**	**8.58**	**7.34**	**5.51**	**4.84**
Principal Window	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - Mar32**
Principal # Months	**324**	**324**	**324**	**324**	**324**	**324**	**324**	**310**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:47 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA4

Morgan Stanley

Balance	$12,500,000.00	Delay	24	WAC	5.981348546
Coupon	5.150	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-28+	5.34	5.36	5.38	5.40	5.41	5.45	5.53	5.57
98-00+	5.33	5.35	5.37	5.38	5.40	5.43	5.51	5.55
98-04+	5.32	5.34	5.36	5.37	5.38	5.41	5.48	5.52
98-08+	5.31	5.32	5.34	5.36	5.37	5.40	5.46	5.49
98-12+	5.30	5.31	5.33	5.34	5.35	5.38	5.44	5.47
98-16+	**5.29**	**5.30**	**5.32**	**5.33**	**5.34**	**5.36**	**5.41**	**5.44**
98-20+	5.28	5.29	5.31	5.32	5.32	5.34	5.39	5.42
98-24+	5.27	5.28	5.29	5.30	5.31	5.33	5.37	5.39
98-28+	5.26	5.27	5.28	5.29	5.29	5.31	5.34	5.36
99-00+	5.26	5.26	5.27	5.27	5.28	5.29	5.32	5.34
99-04+	5.25	5.25	5.26	5.26	5.27	5.28	5.30	5.31
WAL	**23.82**	**19.72**	**15.31**	**13.54**	**12.05**	**9.72**	**6.76**	**5.77**
Mod Durn	**12.90**	**11.73**	**10.08**	**9.30**	**8.58**	**7.34**	**5.51**	**4.84**
Principal Window	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - May33**	**Jun06 - Mar32**
Principal # Months	**324**	**324**	**324**	**324**	**324**	**324**	**324**	**310**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 08:48 AM

[illegible] NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA4

Morgan Stanley

Balance	$12,500,000.00	Delay	24	WAC	5.981348546
Coupon	5.150	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-25+	5.35	5.37	5.39	5.41	5.42	5.46	5.55	5.59
97-29+	5.34	5.35	5.38	5.39	5.41	5.44	5.52	5.57
98-01+	5.33	5.34	5.37	5.38	5.39	5.43	5.50	5.54
98-05+	5.32	5.33	5.35	5.37	5.38	5.41	5.48	5.51
98-09+	5.31	5.32	5.34	5.35	5.36	5.39	5.45	5.49
98-13+	5.30	5.31	5.33	5.34	5.35	5.37	5.43	5.46
98-17+	5.29	5.30	5.32	5.33	5.34	5.36	5.41	5.44
98-21+	5.28	5.29	5.30	5.31	5.32	5.34	5.38	5.41
98-25+	5.27	5.28	5.29	5.30	5.31	5.32	5.36	5.38
98-29+	5.26	5.27	5.28	5.28	5.29	5.31	5.34	5.36
99-01+	5.25	5.26	5.27	5.27	5.28	5.29	5.32	5.33
WAL	23.82	19.72	15.31	13.54	12.05	9.72	6.76	5.77
Mod Dum	12.90	11.72	10.08	9.30	8.58	7.34	5.51	4.84
Principal Window	Jun06 - May33	Jun06 - May33	Jun06 - May33	Jun06 - May33	Jun06 - May33	Jun06 - May33	Jun06 - May33	Jun06 - Mar32
Principal # Months	324	324	324	324	324	324	324	310
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:50 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final – IA6

Morgan Stanley

Balance	$9,650,000.00	Delay	24	WAC	5.981348546
Coupon	5.500	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-08	5.58	5.83	6.05	6.13	6.20	6.32	6.52	6.81
99-12	5.58	5.74	5.89	5.94	5.99	6.07	6.21	6.26
99-16	5.57	5.66	5.73	5.76	5.78	5.83	5.90	5.92
99-20	5.56	5.57	5.57	5.58	5.58	5.58	5.58	5.59
99-24	5.56	5.48	5.42	5.39	5.37	5.33	5.27	5.25
99-28	**5.55**	**5.40**	**5.26**	**5.21**	**5.17**	**5.09**	**4.96**	**4.91**
100-00	5.55	5.31	5.10	5.03	4.96	4.85	4.66	4.58
100-04	5.54	5.22	4.95	4.85	4.76	4.60	4.35	4.24
100-08	5.54	5.14	4.79	4.67	4.55	4.36	4.04	3.91
100-12	5.53	5.05	4.64	4.49	4.35	4.12	3.73	3.57
100-16	5.52	4.97	4.48	4.31	4.15	3.88	3.43	3.24
WAL	**22.88**	**1.55**	**0.84**	**0.72**	**0.64**	**0.53**	**0.42**	**0.38**
Mod Durn	**22.14**	**1.44**	**0.80**	**0.69**	**0.61**	**0.51**	**0.40**	**0.37**
Principal Window	**Jun24 - Mar28**	**Jul03 - Sep05**	**Jun03 - Aug04**	**Jun03 - Jun04**	**Jun03 - May04**	**Jun03 - Mar04**	**Jun03 - Jan04**	**Jun03 - Dec03**
Principal # Months	**46**	**27**	**15**	**13**	**12**	**10**	**8**	**7**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 09:53 AM

NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA6

Morgan Stanley

Balance	$9,650,000.00	Delay	24	WAC	5.981348546
Coupon	5.500	Dated	05/01/2003	NET	5.719649
Settle	07/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-12	5.62	6.55	7.51	7.91	8.28	8.97	10.27	10.87
98-16	5.62	6.45	7.32	7.67	8.01	8.63	9.80	10.33
98-20	5.61	6.35	7.12	7.44	7.74	8.29	9.32	9.80
98-24	5.60	6.25	6.93	7.20	7.46	7.95	8.85	9.27
98-28	5.60	6.15	6.73	6.97	7.19	7.61	8.38	8.74
99-00	**5.59**	**6.06**	**6.54**	**6.73**	**6.92**	**7.27**	**7.91**	**8.21**
99-04	5.59	5.96	6.34	6.50	6.65	6.93	7.44	7.68
99-08	5.58	5.86	6.15	6.27	6.38	6.59	6.98	7.16
99-12	5.58	5.76	5.96	6.04	6.12	6.25	6.52	6.63
99-16	5.57	5.67	5.77	5.81	5.85	5.92	6.05	6.12
99-20	5.56	5.57	5.58	5.58	5.58	5.59	5.59	5.60
WAL	**22.71**	**1.38**	**0.69**	**0.57**	**0.49**	**0.39**	**0.28**	**0.25**
Mod Durn	**21.97**	**1.29**	**0.65**	**0.54**	**0.47**	**0.37**	**0.27**	**0.24**
Principal Window	**Jun24 - Mar28**	**Aug03 - Sep05**	**Aug03 - Aug04**	**Aug03 - Jun04**	**Aug03 - May04**	**Aug03 - Mar04**	**Aug03 - Jan04**	**Aug03 - Dec03**
Principal # Months	**46**	**26**	**13**	**11**	**10**	**8**	**6**	**5**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 10:02 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp1-final -- IA7

Morgan Stanley

Balance	$6,612,000.00	Delay	24	WAC	5.981348546
Coupon	5.500	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-12	5.61	5.62	5.64	5.64	5.66	5.82	7.04	7.48
98-16	5.61	5.62	5.63	5.64	5.65	5.79	6.89	7.29
98-20	5.60	5.61	5.62	5.63	5.64	5.77	6.74	7.09
98-24	5.60	5.60	5.61	5.62	5.63	5.74	6.59	6.90
98-28	5.59	5.60	5.61	5.61	5.62	5.72	6.45	6.71
99-00	5.59	5.59	5.60	5.60	5.61	5.69	6.30	6.52
99-04	5.58	5.59	5.59	5.60	5.60	5.67	6.15	6.33
99-08	5.58	5.58	5.59	5.59	5.59	5.64	6.01	6.14
99-12	5.57	5.58	5.58	5.58	5.58	5.62	5.86	5.95
99-16	5.57	5.57	5.57	5.57	5.57	5.59	5.72	5.76
99-20	5.56	5.56	5.56	5.56	5.56	5.57	5.57	5.58
WAL	27.25	23.21	18.71	16.55	14.30	6.12	0.89	0.68
Mod Dum	26.30	22.04	17.59	15.51	13.34	4.97	0.86	0.66
Principal Window	Mar28 - May33	Oct22 - May33	Mar18 - May33	Mar16 - May33	Jan14 - May33	Jan08 - May33	Jan04 - Aug04	Dec03 - Apr04
Principal # Months	63	128	183	207	233	305	8	5
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 08:51 AM

[illegible]

cwhl0320-grp1-final – IA8

Morgan Stanley

Balance	$70,000,000.00	Delay	24	WAC	5.981348546
Coupon	7.710	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-26+	6.17	6.10	6.14	6.29	6.37	6.61	6.82	6.79
101-30+	6.16	6.09	6.12	6.27	6.35	6.58	6.77	6.73
102-02+	6.15	6.07	6.11	6.25	6.33	6.55	6.72	6.68
102-06+	6.14	6.06	6.09	6.23	6.30	6.52	6.67	6.63
102-10+	6.13	6.05	6.07	6.21	6.28	6.49	6.63	6.57
102-14+	**6.12**	**6.04**	**6.06**	**6.19**	**6.26**	**6.46**	**6.58**	**6.52**
102-18+	6.11	6.03	6.04	6.17	6.24	6.42	6.53	6.47
102-22+	6.10	6.02	6.03	6.15	6.21	6.39	6.48	6.41
102-26+	6.09	6.01	6.01	6.13	6.19	6.36	6.44	6.36
102-30+	6.08	6.00	6.00	6.12	6.17	6.33	6.39	6.31
103-02+	6.08	5.99	5.98	6.10	6.14	6.30	6.34	6.25
WAL	**15.92**	**12.75**	**9.53**	**8.23**	**6.82**	**5.08**	**3.12**	**2.67**
Mod Durn	**13.19**	**10.91**	**7.97**	**6.26**	**5.30**	**3.91**	**2.57**	**2.28**
Principal Window	**Aug12 - Sep32**	**Aug11 - Sep32**	**Oct07 - Sep32**	**Jun04 - Sep32**	**Jun04 - Sep32**	**Mar04 - Sep32**	**Feb04 - May33**	**Feb04 - Feb33**
Principal # Months	**242**	**254**	**300**	**340**	**340**	**343**	**352**	**349**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

5/27/2003 08:35 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp2-final – IIA1

Morgan Stanley

Balance	$156,039,000.00	Delay	24	WAC	5.386931933
Coupon	1.000000000	Dated	05/01/2003	NET	5.127806933
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95-27	1.67	1.82	1.98	2.06	2.14	2.30	2.62	2.77
95-31	1.65	1.79	1.95	2.03	2.11	2.26	2.57	2.72
96-03	1.62	1.77	1.92	1.99	2.07	2.22	2.52	2.66
96-07	1.60	1.74	1.89	1.96	2.03	2.18	2.47	2.61
96-11	1.58	1.72	1.86	1.93	2.00	2.14	2.42	2.55
96-15	**1.56**	**1.69**	**1.83**	**1.89**	**1.96**	**2.10**	**2.37**	**2.49**
96-19	1.54	1.66	1.79	1.86	1.93	2.06	2.32	2.44
96-23	1.52	1.64	1.76	1.83	1.89	2.02	2.27	2.38
96-27	1.50	1.61	1.73	1.79	1.86	1.98	2.22	2.33
96-31	1.48	1.59	1.70	1.76	1.82	1.94	2.17	2.27
97-03	1.46	1.56	1.67	1.73	1.79	1.90	2.11	2.22
WAL	**6.68**	**5.40**	**4.50**	**4.14**	**3.83**	**3.34**	**2.67**	**2.44**
Mod Dur	**6.24**	**5.07**	**4.24**	**3.91**	**3.63**	**3.18**	**2.56**	**2.34**
Principal Window	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**
Principal # Months	**180**	**180**	**180**	**180**	**180**	**180**	**180**	**180**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.10604	1.06738	1.07316	1.32164	1.61691	2.29104	3.31199

5/27/2003 10:22 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp2-final -- IIA2

Morgan Stanley

Balance	$50,000,000.00	Delay	24	WAC	5.386931933
Coupon	4.500000000	Dated	05/01/2003	NET	5.127806933
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-16	4.39	4.37	4.33	4.32	4.30	4.27	4.21	4.18
100-20	4.37	4.34	4.30	4.28	4.27	4.23	4.16	4.13
100-24	4.35	4.31	4.27	4.25	4.23	4.19	4.11	4.07
100-28	4.33	4.28	4.24	4.22	4.19	4.15	4.06	4.02
101-00	4.30	4.26	4.21	4.18	4.16	4.11	4.01	3.96
101-04	**4.28**	**4.23**	**4.17**	**4.15**	**4.12**	**4.06**	**3.96**	**3.91**
101-08	4.26	4.20	4.14	4.11	4.08	4.02	3.91	3.85
101-12	4.24	4.17	4.11	4.08	4.05	3.98	3.86	3.80
101-16	4.21	4.15	4.08	4.04	4.01	3.94	3.81	3.74
101-20	4.19	4.12	4.05	4.01	3.97	3.90	3.76	3.69
101-24	4.17	4.09	4.01	3.98	3.94	3.86	3.71	3.63
WAL	**6.68**	**5.40**	**4.50**	**4.14**	**3.83**	**3.34**	**2.67**	**2.44**
Mod Durn	**5.43**	**4.52**	**3.86**	**3.59**	**3.36**	**2.97**	**2.43**	**2.24**
Principal Window	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**	**Jun03 - May18**
Principal # Months	**180**	**180**	**180**	**180**	**180**	**180**	**180**	**180**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.10604	1.06738	1.07316	1.32164	1.61691	2.29104	3.31199

5/27/2003 10:10 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp2-final -- IIA3

Morgan Stanley

Balance	$25,000,000.00	Delay	24	WAC	5.386931933
Coupon	5.000000000	Dated	05/01/2003	NET	5.127806933
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-02+	4.60	4.51	4.42	4.38	4.33	4.24	4.06	3.98
102-06+	4.58	4.49	4.39	4.34	4.29	4.20	4.01	3.92
102-10+	4.56	4.46	4.36	4.31	4.26	4.16	3.96	3.87
102-14+	4.53	4.43	4.33	4.27	4.22	4.12	3.91	3.81
102-18+	4.51	4.41	4.30	4.24	4.18	4.07	3.86	3.76
102-22+	4.49	4.38	4.26	4.21	4.15	4.03	3.81	3.70
102-26+	4.47	4.35	4.23	4.17	4.11	3.99	3.76	3.65
102-30+	4.44	4.32	4.20	4.14	4.08	3.95	3.71	3.60
103-02+	4.42	4.30	4.17	4.10	4.04	3.91	3.66	3.54
103-06+	4.40	4.27	4.14	4.07	4.00	3.87	3.61	3.49
103-10+	4.38	4.24	4.11	4.04	3.97	3.83	3.56	3.43
WAL	6.68	5.40	4.50	4.14	3.83	3.34	2.67	2.44
Mod Dum	5.35	4.48	3.83	3.57	3.34	2.96	2.43	2.24
Principal Window	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18
Principal # Months	180	180	180	180	180	180	180	180
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.10604	1.06738	1.07316	1.32164	1.61691	2.29104	3.31199

6/27/2003 10:08 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp2-final — IIA7

Morgan Stanley

Balance	$20,000,000.00	Delay	24	WAC	5.386931933
Coupon	4.750000000	Dated	05/01/2003	NET	5.127806933
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-16	4.82	4.83	4.84	4.85	4.87	4.89	4.92	4.93
99-20	4.80	4.81	4.81	4.81	4.82	4.83	4.84	4.84
99-24	4.79	4.79	4.78	4.78	4.77	4.76	4.75	4.75
99-28	4.77	4.77	4.75	4.74	4.73	4.70	4.67	4.66
100-00	4.76	4.75	4.72	4.70	4.68	4.63	4.58	4.56
100-04	4.74	4.73	4.69	4.67	4.63	4.57	4.50	4.47
100-08	4.73	4.71	4.66	4.63	4.58	4.50	4.42	4.38
100-12	4.71	4.69	4.63	4.59	4.54	4.44	4.33	4.29
100-16	4.70	4.67	4.60	4.56	4.49	4.37	4.25	4.20
100-20	4.68	4.65	4.57	4.52	4.45	4.31	4.16	4.11
100-24	4.67	4.63	4.54	4.48	4.40	4.24	4.08	4.02
WAL	10.67	7.87	5.04	3.93	3.00	2.06	1.58	1.44
Mod Durn	8.13	6.20	4.18	3.36	2.66	1.91	1.48	1.36
Principal Window	Jun03 - Aug17	Jun03 - Nov17	Jun03 - Feb17	Jun03 - May16	Jun03 - Oct14	Jun03 - Dec06	Jun03 - Nov05	Jun03 - Aug05
Principal # Months	171	174	165	156	137	43	30	27
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.10604	1.06738	1.07316	1.32164	1.61691	2.29104	3.31199

5/27/2003 10:20 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA10

Morgan Stanley

Balance	$15,500,000.00	Delay	24	WAC	5.387835806
Coupon	4.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-15+	4.62	4.61	4.58	4.56	4.52	4.44	4.32	4.27
101-19+	4.61	4.59	4.56	4.54	4.50	4.42	4.29	4.23
101-23+	4.59	4.58	4.55	4.52	4.48	4.39	4.25	4.19
101-27+	4.58	4.57	4.54	4.51	4.47	4.37	4.22	4.16
101-31+	4.57	4.56	4.52	4.49	4.45	4.34	4.19	4.12
102-03+	4.56	4.54	4.51	4.47	4.43	4.32	4.15	4.08
102-07+	4.55	4.53	4.49	4.46	4.41	4.29	4.12	4.05
102-11+	4.53	4.52	4.48	4.44	4.39	4.27	4.09	4.01
102-15+	4.52	4.50	4.46	4.42	4.37	4.25	4.06	3.98
102-19+	4.51	4.49	4.45	4.41	4.35	4.22	4.02	3.94
102-23+	4.50	4.48	4.43	4.39	4.34	4.20	3.99	3.90
102-27+	4.49	4.47	4.42	4.37	4.32	4.17	3.96	3.87
102-31+	4.47	4.45	4.40	4.36	4.30	4.15	3.93	3.83
WAL	14.00	12.80	10.73	9.41	8.01	5.85	4.20	3.74
Mod Durn	10.07	9.43	8.24	7.42	6.52	5.01	3.74	3.37
Principal Window	Jun16 - May18	Jul14 - May18	Nov11 - May18	Sep10 - May18	Oct09 - May18	Jul08 - Apr10	Apr07 - Dec07	Nov06 - Jun07
Principal # Months	24	47	79	93	104	22	9	8
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.1162	1.06738	1.07316	1.32164	1.61691	2.29104	3.31381 4

5/27/2003 10:30 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA10

Morgan Stanley

Balance	$15,500,000.00	Delay	24	WAC	5.387835806
Coupon	4.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800

5/27/2003 10:33 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA1

Morgan Stanley

Balance	$16,900,000.00	Delay	24	WAC	5.387835806
Coupon	4.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
103-05	4.26	4.24	4.22	4.21	4.20	4.17	4.02	3.94
103-09	4.24	4.22	4.20	4.19	4.18	4.14	4.00	3.91
103-13	4.22	4.20	4.18	4.17	4.16	4.12	3.97	3.88
103-17	4.20	4.18	4.15	4.14	4.13	4.10	3.94	3.85
103-21	4.18	4.16	4.13	4.12	4.11	4.08	3.92	3.82
103-25	4.16	4.14	4.11	4.10	4.09	4.06	3.89	3.79
103-29	4.14	4.12	4.09	4.08	4.07	4.03	3.86	3.76
104-01	4.12	4.10	4.07	4.06	4.05	4.01	3.84	3.73
104-05	4.11	4.08	4.05	4.04	4.03	3.99	3.81	3.70
104-09	4.09	4.06	4.03	4.02	4.01	3.97	3.78	3.67
104-13	4.07	4.04	4.01	4.00	3.99	3.95	3.76	3.64
104-17	4.05	4.02	3.99	3.98	3.97	3.92	3.73	3.61
104-21	4.03	4.00	3.97	3.96	3.95	3.90	3.70	3.58
WAL	8.00	7.62	7.29	7.15	7.01	6.56	5.14	4.56
Mod Durn	6.38	6.14	5.93	5.84	5.75	5.46	4.45	4.01
Principal Window	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18	Jun03 - May18
Principal # Months	180	180	180	180	180	180	180	180
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.1162	1.06738	1.07316	1.32164	1.61691	2.29104	3.31381 4

5/27/2003 10:31 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA1

Morgan Stanley

Balance	$16,900,000.00	Delay	24	WAC	5.387835806
Coupon	4.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800

5/27/2003 10:31 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their [illegible] Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA3

Morgan Stanley

Balance	$15,000,000.00	Delay	24	WAC	5.387835806
Coupon	4.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-07	4.47	4.45	4.44	4.43	4.43	4.41	4.31	4.24
102-11	4.45	4.44	4.42	4.42	4.41	4.39	4.28	4.22
102-15	4.44	4.42	4.41	4.40	4.39	4.37	4.26	4.19
102-19	4.42	4.40	4.39	4.38	4.37	4.35	4.23	4.16
102-23	4.40	4.39	4.37	4.36	4.36	4.33	4.21	4.14
102-27	4.39	4.37	4.35	4.35	4.34	4.31	4.19	4.11
102-31	4.37	4.35	4.34	4.33	4.32	4.29	4.16	4.08
103-03	4.36	4.34	4.32	4.31	4.30	4.27	4.14	4.06
103-07	4.34	4.32	4.30	4.29	4.29	4.26	4.12	4.03
103-11	4.32	4.30	4.29	4.28	4.27	4.24	4.09	4.01
103-15	4.31	4.29	4.27	4.26	4.25	4.22	4.07	3.98
103-19	4.29	4.27	4.25	4.24	4.23	4.20	4.05	3.95
103-23	4.28	4.26	4.23	4.22	4.22	4.18	4.02	3.93
WAL	9.82	9.30	8.87	8.67	8.49	7.89	6.00	5.24
Mod Durn	7.64	7.32	7.05	6.93	6.82	6.43	5.11	4.55
Principal Window	Jun08 - May18	Jun08 - May18	Jun08 - May18	Jun08 - May18	Jun08 - May18	Jun08 - May18	Jan08 - May18	Jul07 - May18
Principal # Months	120	120	120	120	120	120	125	131
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.1162	1.06738	1.07316	1.32164	1.61691	2.29104	3.31381 4

5/27/2003 10:32 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms [illegible] any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the [illegible] prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl0320-grp3-final -- IIIA3

Morgan Stanley

Balance	$15,000,000.00	Delay	24	WAC	5.387835806
Coupon	4.750	Dated	05/01/2003	NET	5.128836
Settle	05/30/2003	First Payment	06/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800

5/27/2003 10:32 AM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ity are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY

cwhl0320-grp1-final – IA1

Morgan Stanley

Balance	$50,000,000.00	Delay	24	WAC	5.981348546
Coupon	4.500	Dated	05/01/2003	NET	5.719649
Settle	05/30/2003	First Payment	06/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 700	PSA 800
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-31	4.51	4.49	4.48	4.47	4.46	4.45	4.43	4.42
100-03	4.49	4.47	4.45	4.44	4.43	4.41	4.38	4.36
100-07	4.47	4.45	4.42	4.41	4.39	4.37	4.32	4.30
100-11	4.46	4.42	4.39	4.37	4.36	4.33	4.27	4.25
100-15	4.44	4.40	4.36	4.34	4.32	4.28	4.22	4.19
100-19	4.43	4.38	4.33	4.31	4.28	4.24	4.17	4.13
100-23	4.41	4.36	4.30	4.27	4.25	4.20	4.12	4.08
100-27	4.39	4.33	4.27	4.24	4.21	4.16	4.06	4.02
100-31	4.38	4.31	4.24	4.21	4.18	4.12	4.01	3.96
101-03	4.36	4.29	4.21	4.18	4.14	4.08	3.96	3.91
101-07	4.35	4.26	4.18	4.14	4.11	4.03	3.91	3.85
WAL	10.64	6.78	4.94	4.38	3.94	3.32	2.60	2.37
Mod Dum	7.67	5.43	4.20	3.78	3.46	2.87	2.38	2.18
Principal Window	Jun03 - May28	Jun03 - Oct20	Jun03 - Sep15	Jun03 - Jan14	Jun03 - Sep12	Jun03 - Oct10	Jun03 - Sep08	Jun03 - Jan08
Principal # Months	300	209	148	128	112	89	64	56
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR
	Yld	1.13637	1.09783	1.14497	1.31993	1.62628	2.29032	3.30985

[illegible]

[illegible] NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEF[illegible]NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.